July 11, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler, Assistant Director

Re:	Pacific Biomarkers, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 23, 2011
File No. 000-21537

Dear Mr. Riedler:

We received the Staff’s comments set forth in your letter dated June 30, 2011, on our preliminary proxy statement.  Below are our responses to those comments, numbered to correspond to your numbered comments.

Preliminary Proxy Statement filed June 23, 2011

1.
“Based on your unaudited balance sheet as of March 31, 2011, as reported in your quarterly report on Form 10-Q, the amount of your total assets at such date was $4,560,672, the amount of your total liabilities was $5,318,111 and total stockholders' equity was ($757,439).  However, given your market capitalization of approximately $4.2 million, it appears that the market has assigned a much greater value to your assets than the book value shown on your balance sheet. Therefore, in your discussion of the board's assessment of the purchase price, please address the extent to which the board considered, if at all, that the company's market capitalization could imply a greater value for the assets than will be paid by Emerald Star.”

We have revised the proxy to add a discussion about market capitalization in response to your comment.  Specifically, we added a paragraph in the section entitled “Reasons for the Asset Sale,” beginning at the bottom of page 24 of the proxy statement.

2.
“This proxy statement asks shareholders to approve an "asset sale proposal." In proxy statements soliciting authorization for the disposal of a significant business, the Division of Corporation Finance's July 2011 [sic] Interim Supplement to Publicly Available Telephone Interpretations, Section H6, instructs that the registrant should include its audited financial statements for each of the two most recent fiscal years, plus unaudited interim periods. The registrant should also include its pro forma financial information giving effect to the disposal for the latest complete fiscal year and subsequent interim period. Please amend your filing to include the required financial statements.”

We have revised the proxy statement to include copies of our historical financial statements at Annex C.  In addition, we have added a separate section in the body of the proxy statement for our pro forma financial information.

Concurrently with this letter, we are filing an amendment to our proxy statement in response to the Staff’s comments.  In addition, we have updated the executive compensation disclosures for the 2011 fiscal year just-ended (June 30, 2011) and have made other minor edits to the disclosure.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission.  The Company also acknowledges that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you find our responses to your comments satisfactory, and the additional information provided helpful.  Please feel free to call our securities counsel, Tim Woodland, at (206) 254-4424 to discuss any questions, issues or additional comments or requests.  We look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Respectfully, PACIFIC BIOMARKERS, INC. /s/ Ronald R. Helm Chief Executive Officer